Exhibit 99.1
OFFICER AND DIRECTOR NOMINEE CONSENT
     The undersigned hereby (i) consents to being nominated and named as a nominee for Chairman of the Board of Directors and the position of Chief Executive Officer of FX Real Estate and Entertainment Inc., a Delaware corporation (the “Company”), in the Company’s Registration Statement on Form S-1, as initially filed by the Company on August 24, 2007, and as the same may be amended and supplemented from time to time, and (ii) agrees to serve as the Chairman of the Board of Directors and Chief Executive Officer of the Company subject to being appointed as such by the Company’s Board of Directors.
Date: October 9, 2007

/s/ Robert F.X. Sillerman
Robert F.X. Sillerman